UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission Filing Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

We made an announcement dated October 9, 2020 with The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in relation to the exercise in full by the Joint Representatives, for themselves and on behalf of the international underwriters, of their option to purchase additional ordinary shares from us in connection with our global offering and listing of ordinary shares on the Hong Kong Stock Exchange. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

Safe Harbor Statements

This announcement contains forward-looking statements. Such statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab’s expectations and assumptions as of the date of this announcement and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, (5) the effects of the novel coronavirus (COVID-19) pandemic on general economic, regulatory and political conditions and (6) other factors discussed in Zai Lab’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020, and amended on September 18, 2020 and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this announcement.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement – Full Exercise of the Over-allotment Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

By:	/s/ Billy Cho
Name:	Billy Cho
Title:	Chief Financial Officer

Date: October 9, 2020